EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(dollar amounts in thousands)	2009	2008		2009	2008
Pretax income (loss) from continuing operations before adjustment for income from unconsolidated subsidiaries	$26,204	$(6,189)		$40,866	$4,907
Add:
Fixed charges	7,404	10,482		23,633	31,702
Dividends received	—	—		474	222

Adjusted pretax income	$33,608	$4,293		$64,973	$36,831

Fixed charges:
Interest expense	$6,042	$9,259		$19,762	$28,285
Estimate of interest within rental expense	1,362	1,223		3,871	3,417

Total fixed charges	$7,404	$10,482		$23,633	$31,702

Ratio of earnings to fixed charges	4.5	—	(1)	2.7	1.2

(1)	Adjusted pretax income was inadequate to cover fixed charges by $6.2 million for the three months ended September 30, 2008.